TranSwitch Corporation

3 Enterprise Drive

Shelton, CT 06484

September 16, 2008

Securities and Exchange Commission

ATTN: Kevin L. Vaughn

Accounting Branch Chief

100 F Street, NE

Washington, DC 20549-3628

RE:	TranSwitch Corporation

Form 10-K for the Year Ended December 31, 2007

Filed March 13, 2008

File No. 001-03285

Ladies and Gentlemen:

TranSwitch Corporation, a Delaware corporation (“TranSwitch”), is transmitting for filing with the Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 1 to TranSwitch’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K/A”), Amendment No. 1 to TranSwitch’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (the “First Quarter Form 10-Q/A”) and Amendment No. 1 to TranSwitch’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 (the “Second Quarter Form 10-Q/A”).

This letter reflects TranSwitch’s response to the comments contained in the letter from the Commission’s Staff (the “Staff”) to Mr. Robert A. Bosi dated September 11, 2008 regarding TranSwitch’s Annual Report on Form 10-K originally filed on March 13, 2008. The responses set forth below have been organized in the same manner in which the Staff’s comments were presented in the Staff’s letter.

Questions and Answers

Form 10-K as of December 31, 2007

Consolidated Financial Statements and Financial Statement Schedule, page 43

Note 4. Inventories, page 58

Comment 1.	Please refer to prior comment 6. Since you are incorporating this filing by reference within your Form S-4 filed on August 22, 2008, please amend your filing to comply with Item 10(e) of Regulation S-K with respect to any non-GAAP measures presented or otherwise amend to remove references to those non-GAAP measures. Please note this comment also applies to your Forms 10-Q for the quarterly periods ended March 31, 2008 and June 30, 2008.

Response 1.	TranSwitch acknowledges the Staff’s comments and has revised its filings accordingly. Please see the revisions in the Form 10-K/A in Part II, Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations, under the heading “Gross Profit” on page 37, and in Part II, Item 8 – Financial Statements and Supplementary Data (Notes to Consolidated Financial Statements), Note. 4, on page 58, in the First Quarter Form 10-Q/A, Part I, Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations, under the heading “Gross Profit” on page 14 and in the Second Quarter 10-Q/A, Part I, Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations, under the heading “Gross Profit” on pages 15 and 16.

Securities and Exchange Commission

September 16, 2008

Form 10-Q for the Quarterly Period Ended June 30, 2008

Note 3. Recent Accounting Pronouncements, page 6

Comment 2.	We note your response to prior comment 12. Since you are incorporating this filing by reference into your Form S-4 filed on August 22, 2008, please amend this Form 10-Q to correct the disclosure regarding the level of the fair value inputs for your investments in non-publicly traded companies and to provide all of the disclosures required by SFAS 157. Please note this comment also applies to your Form 10-Q for the quarterly period ended March 31, 2008.

Response 2.	TranSwitch acknowledges the Staff’s comments and has revised its filings accordingly. Please see the revisions in the First Quarter Form 10-Q/A, Part I, Item I—Financial Statements (Notes to Unaudited Consolidated Financial Statements), Notes 3 and 10, on pages 6 and 9, and in the Second Quarter 10-Q/A Financial Statements (Notes to Unaudited Consolidated Financial Statements), Notes 3 and 10, on pages 6 and 9.

Securities and Exchange Commission

September 16, 2008

As requested by the Staff, TranSwitch hereby acknowledges as follows:

1.	TranSwitch is responsible for the adequacy and accuracy of the disclosures included in its filings;

2.	TranSwitch understands that Staff comments or TranSwitch’s changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to TranSwitch’s filing; and

3.	TranSwitch understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (203) 929-8810, x2465, should you require additional information or have questions regarding this letter.

Very truly yours,

TRANSWITCH CORPORATION

By:  /s/    Robert A. Bosi

        Robert A. Bosi

        Vice President and Chief Financial Officer

cc:	Alan Morris, Securities and Exchange Commission

Santanu Das, Ph.D., TranSwitch Corporation

Timothy C. Maguire, Esq., Brown Rudnick LLP